UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 3, 2014

WEYERHAEUSER COMPANY

(Exact name of registrant as specified in its charter)

Washington	1-4825	91-0470860
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Federal Way, Washington 98063-9777

(Address of principal executive offices)

Registrant’s telephone number, including area code: (253) 924-2345

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On July 3, 2014, Weyerhaeuser Company (the “Company”) issued a press release announcing the preliminary results of its exchange offer, commenced May 22, 2014, related to the split-off of Weyerhaeuser Real Estate Company (“WRECO”), an indirect wholly owned subsidiary of the Company. The exchange offer was in connection with the previously announced “Reverse Morris Trust” transaction, pursuant to which a wholly owned subsidiary of TRI Pointe Homes, Inc. (NYSE: TPH) (“TRI Pointe”) will merge with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release of Weyerhaeuser Company dated July 3, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Weyerhaeuser Company

Date: July 3, 2014
	By:	/s/ Jeanne M. Hillman
	Name:	Jeanne M. Hillman
	Title:	Vice President and Chief Accounting Officer